VIA EDGAR

Pamela Howell
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Aquestive Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed July 16, 2018 (File No. 333-225924)

Dear Ms. Howell:

On behalf of Aquestive Therapeutics, Inc. (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Company dated July 19, 2018, regarding the Company’s Amendment No.1 to Registration Statement on Form S-1 (File No. 333-225924) (the “Registration Statement”) and the prospectus included therein.

The Company describes below the changes that it has made in response to the Staff’s comments in the Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement that the Company filed on the date hereof. For your convenience, the Staff’s comments are numbered and presented in bold-faced type below, and each comment is followed by the Company’s proposed response. The Company will also provide the Staff courtesy copies of the Form S-1 as-filed and marked to reflect the changes from the Registration Statement as filed July 16, 2018. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement as filed July 16, 2018, and page references in the responses refer to the Registration Statement as amended by the Amendment and filed on the date hereof.

Principal Stockholders, page 144

1.
Please revise the shares beneficially owned by Mr. Bratton to include the shares held through MRX Partners LLC, MonoLine RX LP, MonoLine RX II LP, and MonoLine RX III LP. We note the disclosure in footnote one to the table.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in the Principal Stockholders table on page 145 under the section titled, “Principal Stockholders.”

Interim Financial Statements
Note 1(B) – Corporate Conversion, Reorganization and Stock Split
Stock Splits, page F-35

2.	As a result of your conversion from an LLC to a C Corporation on January 1, 2018, please reclassify your accumulated deficit as of January 1, 2018 to additional paid-in capital. Refer to SAB Topic 4B.

Response:

The Company respectfully acknowledges the Staff’s comment and has reclassified its operating losses prior to January 1, 2018 from Accumulated Deficit to Additional Paid in Capital in accordance with SAB Topic 4B. Accordingly, the Company has revised its presentation and disclosure on pages 11, 58, 62, F-30, F-32 and F-34.

If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3616.

Sincerely,
/s/ David S. Rosenthal
David S. Rosenthal

Cc:	Ruari Regan

Keith J. Kendall
Aquestive Therapeutics, Inc.

John T. Maxwell
Aquestive Therapeutics, Inc.

Divakar Gupta
Daniel I. Goldberg
Ryan Sansom
Cooley LLP